UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Officer

On May 6, 2021, the Board appointed Dr. Bo Zhu as the Chief Strategy Officer, with an annual compensation of US$120,000 effective May 6, 2021.

Dr. Zhu, age 34, is a veteran entrepreneur in the sector of computer software, now serving as the general manager of Hangzhou Fanteng Technology Co., Ltd. and as an assistant researcher at Zhejiang University, where he received his doctoral degree in Computer Science and Technology in 2013. In 2012, he joined the Scientific Computing and Imaging Institute at University of Utah, USA as a visiting scholar to study high-order numerical computing based on GPU parallel computing. His research focuses on data analysis, intelligent and large data visualization, parallel computing, and the R&D of a common platform for numerical simulation. Mr. Zhu has participated in two projects under the National Natural Science Fund, a project under the Equipment Development Preliminary Research Fund, a National Science and Technology Major Project, and a project each funded by Zhejiang Provincial Department of Science and Technology, Zhejiang Natural Science Foundation, and China Postdoctoral Science Foundation. He has also partaken in two National Defense Basic Scientific Research programs and an Astronautics Innovation Foundation program. Zhu has published over 20 research papers in total, 19 of which are indexed in SCI/EI. Mr. Zhu also holds three national invention patents as well as multiple independent technological innovations and products. He has played a leading role in launching manifold advanced industrial Internet platforms and big data analysis systems, and is adept at energy data analysis and remote operation and maintenance, intelligent transportation and logistics technologies, and supply chain FinTech.

There are no family relationships between Bo Zhu and any other employees or members of the Board of Directors of the Company.

On May 6, 2021, we have entered into an employment agreement with Dr. Bo Zhu, pursuant to which the employment will be for a term of two years and Dr. Zhu will receive an annual compensation of US$120,000. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement with Bo Zhu dated May 6, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2021	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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